PIMCO SERVICES AGREEMENT

FOR CLASS M SHARES OF PIMCO VARIABLE INSURANCE TRUST

The terms and conditions of this Services Agreement between Pacific Investment Management Company LLC (“PIMCO”) and [Insurance Company name], a ______life insurance company (the “Company”) are effective as of ___________, 20__.

WHEREAS, the Company, PIMCO Investments LLC and PIMCO Variable Insurance Trust (the “Trust”) are parties to a Fund Participation Agreement dated _____________________, as may be amended from time to time (the “Participation Agreement”), pursuant to which the Company, on behalf of certain of its separate accounts (the “Separate Accounts”), purchases Class M shares (“Shares”) of certain Portfolios of the Trust (“Portfolios”) to serve as an investment vehicle under certain variable annuity and/or variable life insurance contracts (“Variable Contracts”) offered by the Company, which Portfolios may be one of several investment options available under the Variable Contracts; and

WHEREAS, PIMCO recognizes that it will derive substantial savings in administrative expenses by virtue of having a sole shareholder rather than multiple shareholders in connection with each Separate Account’s investments in the Portfolios, and that in the course of soliciting applications for Variable Contracts issued by the Company and in servicing owners of such Variable Contracts, the Company will provide information about the Trust and its Portfolios from time to time, answer questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners’ interests in one or more Portfolios, and provide services with respect to investments in the Portfolios; and

WHEREAS, PIMCO wishes to compensate the Company for the efforts of the Company in providing written and oral information and services regarding the Trust to Variable Contract owners; and

WHEREAS, the following represents the collective intention and understanding of the fee agreement between PIMCO and the Company.

NOW, THEREFORE, in consideration of their mutual promises, the Company and PIMCO agree as follows:

1.      Services. The Company and/or its affiliates agree to provide services (“Services”) to owners of Variable Contracts, which may include but are not necessarily limited to: teleservicing support in connection with Portfolios; delivery of current Trust prospectuses, reports, notices, proxies and proxy statements and other informational materials; facilitation of the tabulation of investors’ votes in the event of a Trust shareholder vote; receiving, tabulating and transmitting proxies executed by or on behalf of investors; maintenance of investor records reflecting shares purchased and redeemed and share balances, and the conveyance of that information to the Trust or PIMCO as may be reasonably requested. Company shall not circulate or furnish to any investor any Prospectuses that have been withdrawn or supplemented, except in the latter case with the appropriate supplements.

Compensation. In consideration of the Services, PIMCO agrees to pay to the Company a fee at an annual rate equal to ____( ) basis points (__%) of the average daily value of the Shares held in the Separate Accounts. Such payments will be made monthly in arrears. For purposes of computing the payment to the Company under this paragraph 2, the average daily value of Shares held in the Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts’ aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each calendar day during the calendar month, and dividing by the total number of calendar days during such month. The payment to the Company under this paragraph 2 shall be calculated by PIMCO at the end of each calendar month and will be paid to the Company within 30 days of the end of the applicable quarter. Payment will be accompanied by a statement showing the calculation of the monthly amounts payable by PIMCO and such other supporting data as may be reasonably requested by the Company. [After the end of each quarter, Company shall prepare and deliver an invoice, along with supporting data, including but not limited to sales, assets and any exclusions set forth in this Agreement sufficient to substantiate the amounts invoiced for applicable funds and share classes, to the other parties hereto for the applicable portion of the fees due hereunder computed on the basis set forth above, and the other parties hereto shall pay such invoiced amount, unless disputed in good faith, within 60 days following the receipt of the invoice. If an invoice is not received by the other parties hereto within six (6) months after the end of a quarter, the fees otherwise due and owing pursuant to this Supplement for such quarter shall be deemed forfeited and no longer due and owing. Invoices shall be sent to:

PIMCO Investments LLC

Attn: Intermediary Payments

P.O. Box 7530

Newport Beach, CA 92658

If by email:    ]

2.      Compliance with Laws. The Company agrees that:

(a)      in performing its duties under this Services Agreement, the Company will abide by all applicable laws, including, without limitation, federal and state securities laws and regulations, state insurance laws and regulations, and the Employee Retirement Income Security Act of 1974; and

(b)      the arrangements provided for in this Services Agreement, including the compensation arrangements provided for in this Services Agreement, will be timely disclosed, to the extent necessary or appropriate, to Variable Contract owners.

3.      Anti-Money Laundering.

(a)      Company represents and warrants that it has implemented, and agrees to maintain an anti-money laundering program, including a customer due diligence program, reasonably designed to comply with all applicable anti-money laundering laws, including but not limited to the Bank Secrecy Act of 1970 (“BSA”), as amended by the USA PATRIOT Act of

2001, and the Money Laundering Control Act of 1986, each as amended from time to time, and any rules adopted thereunder by the Financial Crimes Enforcement Network, and/or any applicable anti-money laundering laws and regulations of other jurisdictions where Company conducts business, and any rules adopted thereunder or guidelines issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”). Company further represents and warrants that its anti-money laundering program includes written policies, a designated anti-money laundering Compliance Officer, ongoing training for employees, an independent audit to test the implementation of the program, a customer identification program, and risk-based procedures for conducting ongoing customer due diligence, to include, but not be limited to: (i) understanding the nature and purpose of customer relationships for the purpose of developing a customer risk profile; and (ii) conducting ongoing monitoring to identify and report suspicious transactions and, on a risk basis, to maintain and update customer information. Company further represents and warrants that: (i) its anti-money laundering program shall be applied to its customers that purchase Shares of a Fund, consistent with its written procedures; (ii) it will cooperate with the other parties hereto and deliver information reasonably requested by the other parties hereto concerning shareholders that purchased Shares of the Fund sold by Company necessary for the other parties hereto or the Fund to comply with the BSA; (iii) it will notify the other parties hereto, in writing, if it is found, by its compliance officer, an independent anti-money laundering auditor, or any Federal, state, or self-regulatory agencies, to be in violation of the BSA, any regulation implementing the BSA, or its anti-money laundering program; and (iv) Company will promptly notify the other parties hereto or a Fund if Company concludes that any shareholder has engaged in illegal or other conduct that warrants remedial account actions, such as freezing or closure of the shareholder’s account with Company, and Company will thereafter cooperate in good faith to provide such information as the other parties hereto require to satisfy its own anti-money laundering obligations.

(b)      Company represents and warrants that neither it, nor any of its subsidiaries, nor any officer, director, or employee of it or its subsidiaries is an individual or entity (“Person”) that is, or is controlled by a Person that is (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or any other relevant sanctions authority (collectively, “Sanctions”); or (ii) located, organized or resident in a country or territory that is the subject of Sanctions. Further, Company represents and warrants that it has complied with Sanctions in all material respects and has policies, procedures, and internal controls which are reasonably designed to ensure compliance with Sanctions. Company and its officers, directors, employees and other representatives will not, in violation of Sanctions, engage in any activities that directly or indirectly involve any Person, country, or territory that is subject to Sanctions. Company acknowledges its ongoing and continuing obligations to comply with the applicable Sanctions. Company will provide reasonable assistance to the other parties hereto in connection with their respective obligations under the applicable Sanctions. Company will promptly disclose to the other parties hereto or a Fund if Company becomes aware that any shareholder is subject to Sanctions or of any other activity related to this Agreement in breach of this provision, and the other parties hereto may terminate this Agreement with immediate effect in the event of such breach.

(c)      Company represents, warrants, and covenants that (i) it and its officers, directors, employees, agents and other representatives (together with Company, each a “Relevant Person”) are subject to written policies and procedures relating to anti-bribery and anti-corruption, and shall not commit, authorize or permit any action in violation of any applicable anti-bribery and corruption laws (such as the U.S. Foreign Corrupt Practices Act and/or the UK Bribery Act, in each case, if applicable); (ii) in connection with any services provided in connection with this Agreement, the Relevant Persons have not taken nor will they take any actions in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving anything of value to, nor have the Relevant Persons received, nor will they receive, any payment or anything of value from, any person (whether directly or indirectly) while knowing that all or some portion of the money or value will be offered, given, promised or received by anyone improperly to influence official action, improperly to obtain or retain business or otherwise secure an illegal advantage; and (iii) it shall create and maintain accurate books and financial records in connection with the services performed under this Agreement. Company shall promptly notify PIMCO if a Relevant Person becomes aware of any breach of this provision, and PIMCO may terminate this Agreement with immediate effect in the event of such breach by any Relevant Person.

4.      Term. This Services Agreement shall remain in full force and effect for an initial term of one year and shall automatically renew for successive one year periods. This Services Agreement may be terminated by either party hereto upon 30 days written notice to the other. This Services Agreement shall terminate automatically upon the redemption of all Shares held in the Separate Accounts, upon termination of the Participation Agreement, upon a material, unremedied breach of the Participation Agreement, as to a Portfolio upon termination of the investment advisory agreement between the Trust, on behalf of such Portfolio, and PIMCO, upon assignment of the Participation Agreement by either the Company or PIMCO, or upon Company violating any anti-money laundering, Sanctions, or anti-bribery or corruption laws or engaging in any other unlawful conduct referenced in Section 4.

5.        Amendment. This Services Agreement may be amended only in writing with the consent of both parties. In this regard, this Services Agreement may be amended by PIMCO (but not by the Company) at any time by mailing a copy of a written amendment to the Company. In the absence of written objection to such amendment, continued performance by the Company under this Services Agreement shall constitute Company’s consent to such written amendment.

6.    Business Continuity. Company shall establish, implement and maintain an adequate business continuity policy aimed at ensuring, in the case of an interruption to its systems and procedures, the preservation of essential data and functions, and the maintenance of services and activities, or, where that is not possible, the timely recovery of such data and functions and the timely resumption of its services and activities. Company shall maintain a log of all business continuity events. In the event that a material business continuity event occurs, Company shall advise PIMCO promptly of such event and the steps proposed in order to minimize any interruption to its services hereunder.

7.      Each party shall maintain and preserve all records required by law, rule and regulation to be maintained and preserved in connection with the activities contemplated herein. A party hereto may request of another party, and the requested party shall provide as reasonable, copies of all the historical records relating to transactions contemplated herein, written communications regarding the Funds to or from owners of Variable Contracts, and other materials reasonably related to transactions contemplated herein. In addition, Company shall provide representatives of PIMCO and each Trust with reasonable access to its personnel and its records to: (i) enable them to monitor the quality of services being provided by Company pursuant to this Agreement and Company’s compliance with this Agreement and applicable law, rule and regulation and (ii) verify amounts payable or owed under this or any related Agreement. The parties shall cooperate in good faith in providing records to one another.

8.      Effect on Other Terms, Obligations and Covenants. Nothing herein shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Company, PIMCO or the Trust previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.

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In witness whereof, the parties have caused their duly authorized officers to execute this Services Agreement.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Title:
Date:

[INSURANCE COMPANY NAME]

By:
Title:
Date: